EX-99.d.5

EGA Emerging Global Shares Trust
Fee Waiver and Expense Assumption Agreement

THIS AGREEMENT is made effective as of the [__] day of [_______], 2012, by and between EGA Emerging Global Shares Trust, a Delaware statutory trust (the “Trust”), on behalf of each of the funds listed on Schedule A attached hereto (each a “Fund” and collectively, the “Funds”), and Emerging Global Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has entered into an Advisory Agreement with the Trust pursuant to which the Adviser provides investment advice and management services to the Funds for which the Adviser is compensated based on the average daily net assets of each Fund.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

The Adviser hereby agrees to waive all or a portion of its advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Funds (excluding any taxes, interest, brokerage fees, acquired fund fees and expenses, and extraordinary and other non-routine expenses), to the extent necessary so that the Funds’ Total Annual Fund Operating Expenses (excluding any taxes, interest, brokerage fees acquired fund fees and expenses, and extraordinary and other non-routine expenses), for a period to commence on [_______], 2012 and to continue for a twelve month period thereafter, do not exceed the levels shown on Schedule A attached hereto.

The Trust, on behalf of each Fund, agrees to repay the Adviser any fees previously waived or expenses previously assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Adviser waived fees or assumed expenses for the Fund under this Agreement, and (2) can be repaid without causing the total annual operating expenses (excluding any taxes, interest, brokerage fees, acquired fund fees and expenses, and extraordinary and other non-routine expenses) of the Fund to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.  The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust.  This Agreement shall automatically terminate upon the termination of the Advisory Agreement or, with respect to a Fund, in the event of merger or liquidation of the Fund.  This Agreement may be terminated at any time by the Board of Trustees of the Trust, but may not be terminated by the Adviser during the term of this Agreement.

The parties hereto have caused this Agreement to be effective as of the [__] day of [_______], 2012.

EGA Emerging Global Shares Trust

By:  ___________________________
Name and Title: James J. Valenti
Trustee and Secretary

Emerging Global Advisors, LLC

By:_________________________________
Name and Title: James J. Valenti
Chief Administrative Officer

Schedule A to the Fee Waiver and Expense Assumption Agreement by and between EGA Emerging Global Shares Trust and Emerging Global Advisors, LLC

Funds	Percentage of average daily net assets
EGShares India Consumer Goods ETF	0.89%
EGShares Turkey Small Cap ETF	0.85%
EGShares South Africa Small Cap ETF	0.85%
EGShares Beyond BRICs Emerging Asia Consumer ETF	0.85%
EGShares Emerging Markets Balanced Income ETF	0.75%
EGShares Beyond BRICs Emerging Asia Small Cap ETF	0.85%
EGShares Emerging Markets Consumer Small Cap ETF	0.85%
EGShares Emerging Markets Real Estate ETF	0.85%
EGShares Beyond BRICs Emerging Asia Infrastructure ETF	0.85%
EGShares Low Volatility China Dividend ETF	0.85%
EGShares Low Volatility Brazil Dividend ETF	0.85%